

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2010

Scott A. Seasock
Chief Financial Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411

> **Re: Comm Bancorp, Inc.**
> **Form 8-K filed May 7, 2010**
> **File No. 000-17455**

Dear Mr. Seasock:

We have reviewed your filing and have the following comment. Where indicated, we think you should amend your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed May 7, 2010

1. We note your disclosure that the information in this Form 8-K shall not be deemed filed. Please tell us how you concluded this was appropriate.

Closing Comments

As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your filing. Please furnish a cover letter with your proposed disclosure that keys your response to our comment and provides any requested information. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3303 if you have questions regarding this comment.

Sincerely,

Rebekah Blakeley Moore
Staff Accountant